March 30, 2007

Via U.S. Mail and Facsimile

Ku-Taek Lee
Chief Executive Officer
POSCO
892 Daechi-4-dong
Gangnam-gu
Seoul, Korea


RE:		POSCO
		Form 20-F for the fiscal year ended December 31, 2005
		File No. 1-13368

Dear Mr. Lee:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -
1. We note news reports that your subsidiary POSCO Engineering & Construction entered into contracts to build a mini mill in Iran and to build two gas-fired power plants in Iran. We also note that on your website you have press releases stating that your engineering and construction subsidiary won a contract from the state owned National Iranian Steel Co. for the construction of a coking plant for processing coal.
Iran has been identified as a state sponsor of terrorism by the U.S.
State Department and is subject to U.S. economic sanctions and export controls. Please describe your current, past and anticipated operations in and contacts with Iran, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of Iran`s status as a state sponsor of terrorism. Please also discuss whether the contacts and operations constitute a material investment risk to your security holders.
2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.
3. Advise us whether (i) any of the products, including component parts, or services you have provided into Iran have military uses; and (2) whether, to the best of your knowledge, understanding or belief, they have been put to military use by the Iranian government and, if so, the uses to which they have been put.
4. Please address for us the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.
5. We note that you have posted on your website a press release stating that your corrugated steel plates were to be used in the construction of a road linking South and North Korea. Please advise us whether this endeavor has been completed, and whether it involved contacts with North Korea. If so, please describe those contacts. Advise us whether you have had, have or anticipate having other North
Korea-related operations.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Pamela Long
		Division of Corporation Finance